Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Geoship S.P.C.
12394 Bitney Springs Rd
Nevada City, CA 95959
https://geoship.is/

Up to $4,999,997.62 in Common Stock at $2.54
Minimum Target Amount: $9,999.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Geoship S.P.C.
Address: 12394 Bitney Springs Rd, Nevada City, CA 95959
State of Incorporation: WA
Date Incorporated: January 24, 2014

Terms:

Equity

Offering Minimum: $9,999.98 | 3,937 shares of Common Stock
Offering Maximum: $4,999,997.62 | 1,968,503 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.54
Minimum Investment Amount (per investor): $381.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

FREEDOOOOOOME!!! PERK

If we reach our $5 million dollar goal — 3 Investors will be selected to receive one free bioceramic dome.*

*Terms

1) One entry for every share purchased through this StartEngine campaign.

2) Winners will be selected through a selection process that will begin within 180 days of completion of this fundraise.

3) Domes delivered after the start of full-scale production.

4) Award of Geoship Bioceramic Dome is contingent upon Geoship successfully starting production.

<u>Time-Based</u>

HELLO LIGHT

Invest in the first 24 hours and receive 54% bonus shares.

FUTURE REMEMBERING

Invest in the first week and receive 45% bonus shares.

LUMINOUS COMMUNITY

Invest within the first 3 weeks and receive 33% bonus shares.

FUTURE ARCHITECT

Invest within the first 5 weeks and receive 21% bonus shares.

REGENERATIVE VILLAGE BUILDER

Invest within the first 7 weeks and receive 16% bonus shares.

WORLD WEAVER

Invest within the first 9 weeks and receive 9% bonus shares.

<u>Amount-Based</u>

I AM | $999+

Invest $999+ to move up in the pre-order queue* and receive a $333 dome discount.

EARTHIAN | $9,999+

Invest $9,999+ to move further up in the pre-order queue* and receive a $3,333 dome discount.

LIVE IN HARMONY | $33,333+

Invest $33,333+ to move even further up in the pre-order queue* and receive an $11,111 dome discount.

**Requires placing a refundable preorder deposit on the Geoship website. 2020 Geoship StartEngine investors, who have also made a preorder (approx 200 people), will stay ahead of all new investors.*

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Geoship S.P.C. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.54 / share, you will receive 110 shares of Common Stock , meaning you'll own 110 shares for $254. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Geoship designs and manufactures ceramic composite homes, auxillary dwellings, ceramic building materials, and related products and services. We transform raw minerals and natural fibers into finished building components. Our components are packed into a shipping containers and assembled on-site. We offer an end to end solution which reduces the costs and inefficiencies that have plagued the home building industry.

Competitors and Industry

Geoship is a vertically integrated home building company. Our regenerative architecture technology bridges the gap between the affordable housing, green building, and wellness markets. Geoship serves the wellness and green building markets with geodesic auxiliary dwellings and ecologically or spiritually focused retreat centers. We sell tiny, small, and medium sized homes to help fill the critical gap in regenerative community housing.

Current Stage and Roadmap

CURRENT STAGE

Prototyping (2018-2021)
Prototyping the Product design, manufacturing technology, and material science. First validation prototype dome installed October 2021.

FUTURE ROADMAP

Pilot Manufacturing and Certification (2022-2023)
Optimize product for manufacturing, begin pilot manufacturing and complete industry testing/certifications. Launch the beta version of village configurator and market network.

Automated Manufacturing Start (2024/2025)
Build out the first automated manufacturing plant.

The Team

Officers and Directors

Name: Morgan Bierschenk

Morgan Bierschenk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Director, CEO
  Dates of Service: January 24, 2014 - Present
  Responsibilities: Mr. Bierschenk is the Company's Chief Executive Officer, Founder and a Director, and has served in these capacities since the Company's inception in 2014. He is an industrial engineer, programmer, sailor, and entrepreneur. Mr. Bierschenk began his career at Intel Corporation, where he was employed for over 5 years as a database programmer, business analyst, project manager, and industrial engineer. He then left his corporate career and embarked upon a decade long journey, sailing and traveling around the world. During this time he was focused on self education, meditation, volunteering, living simply, and doing no harm, while he investigated how to fully devote his time and attention to his highest path of service. Mr. Bierschenk holds dual Bachelors of Science degrees in Industrial Engineering and Computer Information Systems from Washington State University. Mr. Bierschenk’s current primary role is with Geoship. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the strategic execution of Geoship's short-tem and long-term objectives; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the regenerative architecture landscape, expansion opportunities, and industry developments; ensuring that the Company serves it’s shareholders with high levels of social and ecological responsibility wherever it does business; assessing

risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measured and met with skillful means. Mr. Bierschenk is paid an annual salary of $90,000 with no bonuses. He holds 7,000,000 shares of common stock.

Name: Bastiaan Kools

Bastiaan Kools's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Secretary, Director, Design and Creative Team
  Dates of Service: December 12, 2016 - Present
  Responsibilities: Mr Kools current primary role is with Geoship. As the Creative Director, he is generally responsible for customer experience and product interaction design and has served in this capacity since joining the company. Bas is a product and experience designer with a Masters degree from the Royal College of Art. For the last one and a half decade he worked internationally as an independent designer and consultant for the public and private sector in the realms of design for public space, education, and products. He likes to say that "Design is about redefining the ways we relate to each other, our objects and the world around us". Mr Kools current primary role in the company is to design the experience of future customers and stakeholders, both in the digital realm and the physical product realm. Through close collaboration, the Geoship founding partners, the team and additional external experts, design the optimal product experience through all stages of growth. Mr. Kools is paid a salary of $90,000/yr with no bonuses. He holds 3,500,000 common stock options.

Name: Adam Bierschenk

Adam Bierschenk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Director, Engineering and Manufacturing Team
  Dates of Service: January 24, 2014 - Present
  Responsibilities: Mr. Bierschenk currently serves as the company's Engineering Director, as founder he has played roles centered around manufacturing and design of Geoship since the company's inception. Adam's career has been shaped through hands-on experience in various fields and diverse teams. He is a Machinist, Shipwright, Builder and Product Designer. He has recently served as Quality Control Manager for 3DX Industries (a metal 3d printing job shop in Ferndale, Wa) and Lead Designer for Swell Watercraft (a kayak manufacturer in Bellingham, Wa) Mr. Bierschenk's current primary roles with Geoship are ensuring the product's design for manufacturing, creating CAD models, CNC machining, injection molding/casting process creation to execution, quality

control, and installations. He engages in and oversees all aspects of Geoship's manufacturing and installation operations. Mr. Bierschenk is paid a salary of $90,000/yr with no bonuses. He holds 3,500,000 common stock options.

Other business experience in the past three years:

- **Employer:** 3DX Industries
  Title: CAD Director
  Dates of Service: June 06, 2018 - May 15, 2020
  Responsibilities: Adherence to quality and compliance practices.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
Geoship has not yet completed product development. By investing in Geoship now, you are investing in a vision, because you believe in the team, market, and technology. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
Geoship has yet to finish product development, our cost estimates and financial projections are only estimates. In order for Geoship to meet its financial projections the company has to produce and sell at least 4,000 dome units per year (approx. 1,000 homes). This is approximately 0.07% of the current US single family housing market. In other words, you are betting that approximately one in one thousand home buyers will chose to build bioceramic domes rather than conventional homes. Or that bioceramic domes will attract new buyers who are currently renting or buying used

homes rather than new construction. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company, based upon financial projections and comparisons to similar companies. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company is owned by founders who are on a mission to build a geodesic world that reconnects human communities with the natural world. The founders are stewards and plan to establish a perpetual purpose driven trust that governs Geoship. This means it's extremely unlikely or impossible that Geoship will ever be acquired by an existing corporation. Geoship does plan to establish a market for it's securities to provide an exit for investors. However this market does not currently exist and there may never be one.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to scale, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational bioceramic dome or that the product may never be used by customers. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a

determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational bioceramic dome or that the dome may never be used for housing. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the manufacturing development stage and have only manufactured prototypes for our bioceramic dome. Delays or cost overruns in the development of bioceramic domes and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that by building a brand and continuing to earn more media, bioceramic domes will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Geoship has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Geoship has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bioceramic domes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be

affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Multi-Stakeholder Cooperative, New Share Classes
Traditional corporations are owned and controlled by investors and/or founders. We believe that other stakeholders, including customers and nature stewards, should also receive ownership benefits and participate in corporate governance. This is already happening with companies like Airbnb setting aside 1% or more of their capital stock to benefit their customers. Many other companies, such as Rivian, have created similar models to benefit nature and environmental concerns. Subject to any applicable approvals by our board of directors and shareholders, Geoship eventually intends to issue 30% to 50% of our capital stock to customer and nature stakeholders. This allocation will occur slowly over time, beginning when Geoship reaches a valuation of $1B. We contemplate that the capital stock issuable to customer and nature stakeholders will go into endowment funds, and be invested into projects that support customer and nature communities. Examples of potential programs that could be funded by the Geoship Customer and Nature endowments include: • Village housing for low-income families and individuals.⊠ • Grant programs to ecosystem restoration projects in and around Geoship villages. ⊠ • Maintenance and dome upgrades for Geoship customers.⊠ • Grants and loans for community building projects. ⊠ • Annual awards to members who most advance the Geoship mission.⊠ We plan to establish a perpetual purpose-driven trust, to ensure that Geoship serves its co-operative mission now and for generations to come. Strategic Advantages of the Geoship Cooperative model: 1) Addresses the externalities of resource extraction. 2) Serves as a strategic advantage in sales. 3) Creates a barrier to entry for competitors. 4) Is a fundamental way we operate integrally with our purpose.

The Company has signed a Signed-to-Trade agreement with StartEngine's Secondary platform however there are restrictions related to the future sale of the company's securities.
A REGULATION CROWDFUNDING ("REG. CF") OFFERING SUCH AS THIS ONE CANNOT BE RESOLD FOR ONE YEAR. THIS MEANS THAT EVEN IF THE COMPANY SUCCESSFULLY LISTS ON STARTENGINE SECONDARY, YOU WILL NOT BE ABLE TO QUOTE YOUR SECURITIES PURCHASED IN THIS OFFERING FOR SALE UNTIL AT LEAST ONE YEAR AFTER THE PURCHASE HAS OCCURRED. ADDITIONALLY, WHILE THE COMPANY HAS SIGNED A QUOTATION AGREEMENT TO TRADE THE

SECURITIES OFFERED ON STARTENGINE SECONDARY'S NEW ALTERNATIVE TRADING SYSTEM (THE "ATS"), A COMPANY THAT INTENDS TO BE QUOTED ON THE MARKETPLACE WILL BE SUBJECT TO CERTAIN REQUIREMENTS WHICH THE COMPANY MAY OR MAY NOT BE ABLE TO SATISFY IN A TIMELY MANNER. EVEN IF A COMPANY IS QUALIFIED TO QUOTE ITS SECURITIES ON THE MARKET, THERE IS NO GUARANTEE AN ACTIVE TRADING MARKET FOR THE SECURITIES WILL EVER DEVELOP, OR IF DEVELOPED, BE MAINTAINED. YOU SHOULD ASSUME THAT YOU MAY NOT BE ABLE TO LIQUIDATE YOUR INVESTMENT FOR SOME TIME OR BE ABLE TO PLEDGE THESE SHARES AS COLLATERAL.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Morgan Bierschenk	7,000,000	Common Stock	33.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,968,503 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 21,381,572 outstanding.

Voting Rights

One Vote per Share. Please see voting rights of securities sold in this offering.

Material Rights

Stock Options

The total amount of common stock outstanding of 21,381,572 shares includes 9,809,860 in granted, but unvested or unexercised stock options, and 710,000 of unallocated stock options.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the

Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights of any future class of preferred stock designated by the board of directors may be designated at a future time.

Material Rights

The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes

by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Please refer to our Risk Factor regarding our future plan of transitioning into a multi-stakeholder cooperative.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $45,400.00
  Use of proceeds: Product Development and Market Validation
  Date: September 10, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $68,100.00
  Use of proceeds: Material and equipment purchases, product development, and market validation.
  Date: November 22, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Administrative
  Date: July 26, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $67,072.00
  Number of Securities Sold: 132,000
  Use of proceeds: In-kind rent
  Date: December 31, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Administrative, legal, and market development.
  Date: September 11, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Product development and administrative.
  Date: January 02, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 521,739
  Use of proceeds: Bridge investment to reach a major milestone before launching

2021 RegCF.
Date: July 20, 2021
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $63,111.57
Number of Securities Sold: 197,327
Use of proceeds: Product Development
Date: April 25, 2020
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $1,069,894.44
Number of Securities Sold: 2,193,046
Use of proceeds: Working Capital.
Date: July 01, 2020
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

The company is pre-revenue ($0 in 2020) and has been incurring expenses to support the design and manufacturing of affordable regenerative ceramic homes.

Cost of sales

The total cost of goods sold was $94,911 in 2020, up from $1,806 in 2019.

Gross margins

Gross profit margins are expected to remain unknown until the company begins manufacturing.

Expenses

Development of the Geoship product and manufacturing technology accelerated, and net cash used in operating activities increased to $876,521 in 2020 from $26,572 in 2019. This is expected to decrease slightly in 2021 and increase substantially in 2022 as the company hires more people and moves into a larger facility to accelerate our manufacturing timeline. Expenses associated with research and development went from $15,606 in 2019 to $423,378 in 2020.

The Company hired three employees in 2020, all in engineering/manufacturing.

Historical results and cash flows:

As discussed above, the company is pre-revenue. The net cash used in operating activities was $876,521 and $26,572 in 2020 and 2019 respectively. The company anticipates increased operating expenses in 2022/2023.

The company has been using the money from crowdfunding raises and a loan from a future customer. The company opened pre-orders in 2021, the deposits from which go into a savings account which is managed by the company. The company previously planned to bring in revenue through pilot production but determined that pilot production requires too much manual labor and costly workarounds, which distract from its mission to mass manufacture homes. The company plans to install several domes during the pre-production phase, for testing and to validate the customer experience, but not to fund operations. The company plans to increase its crowdfunding efforts, and similarly increase its operating expenses, to accelerate its manufacturing timeline.

Management is confident about the company's product/market fit. Geoship is the first mover in prefabricated ceramic architecture. Geoship's first mover advantage, proprietary manufacturing technology, evolutionary product, cooperative business model, and network of allies in the regenerative economy are just a few of the long-term competitive advantages.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has capital resources available in the form of $150,000 in cash on hand, and additional capital available through private lenders.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We are confident in the availability of other funds and capital resources in addition to the funds from this Regulation Crowdfunding campaign. Negative cash flows and increasing operational expenses should be expected, as the company continues to drive toward manufacturing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. We are confident in the availability of funds through other forms of private investment or non-dilutive state and local financial incentives. However, crowdfunding aligns with the company's social purpose and is the preferred form of capitalization. Of the total funds that our Company plans to raise, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3-6 months while it secures other sources of capital. This is based on a current monthly burn rate of $45,000 for expenses related to salaries and rent.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for two years. This is based on an average monthly burn rate of $200,000 for expenses related to salaries, rent, R&D, and capital expenditures.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a concurrent offering for accredited investors, with the same terms as the RegCF offering. The company is also contemplating taking on additional debt and non-dilutive capital from mission-aligned partners and/or state and local financial

incentives.

Indebtedness

- **Creditor:** MTVO
  Amount Owed: $1,000,000.00
  Interest Rate: 1.5%
  Maturity Date: October 01, 2030
  In July 2020, the Company entered into a promissory note with a third-party lender for the principal amount and proceeds of $1,000,000. The note requires quarterly payments of interest-only commencing October 1, 2020. The loan bears interest at 1.5% per annum from the issuance date through October 1, 2023, when the interest rate increases to 7.2% per annum. The note matures on October 1, 2030, when all principal and any accrued interest becomes due. The note is secured by a first priority lien on certain real estate and improvements of the Company. Repayment may be made with the Company's products at a 18-23% discount, with the lenders approval. The lender is entitled to an 11% discount on the Company's products for 21 years. In connection with the note, the Company issued 499,800 shares of common stock to the lender. The fair value of $243,831 is included as a debt discount and will be amortized over the life of the loan. During the year ended December 31, 2020, the Company amortized $11,918 of the debt discount, which is included in interest expense in the statements of operations. As of December 31, 2020, the balance of the note payable, net of the unamortized discount, was $768,087. The outstanding principal balance was $1,000,000 as of December 31, 2020. Interest expense pertaining to the note was $7,500 during the year ended December 31, 2020, all of which was unpaid as of December 31, 2020.

- **Creditor:** Shareholder
  Amount Owed: $75,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2022

Related Party Transactions

- **Name of Entity:** Morgan Bierschenk
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Zero interest loan from founder.
  Material Terms: In July 2017, the Company entered into a loan agreement with the founder for a principal amount of $18,691. The loan is non-interest bearing and matured 72 months after the agreement. During the year ended December 31, 2020, the entire unpaid balance of $18,691 was repaid to the founder.

- **Name of Entity:** Morgan Bierschenk

Relationship to Company: Director
Nature / amount of interest in the transaction: Zero interest loan to founder
Material Terms: During the year ended December 31, 2020, the founder borrowed $10,620 from the Company and made repayments of $1,100. The balance of this note is $9,520 as of December 31, 2020. The advance is non-interest bearing, unsecured and is due after a 24-month term in June 2022.

- **Name of Entity:** Reggie Luedtke
  Relationship to Company: Advisor
  Nature / amount of interest in the transaction: Rent contribution of $7,800.
  Material Terms: Advisor loaned the company $7,800 to support rent expenses. The interest rate was 0%.

Valuation

Pre-Money Valuation: $54,309,192.88

Valuation Details:

The Company determined its valuation based on an analysis of multiple factors, including its prior valuation; customer expressions of interest, paid deposits, projected sales, and a DCF analysis. The market size and disruptive/transformational potential of the Geoship product are also factored in.

Geoship had an implied valuation of $9M in its prior Reg CF and Reg D offerings. Our prior Reg CF raise was before we completed a working prototype. Since then, we have gained a lot of traction, including potential revenue from customer expressions of interest, hundreds of paid deposits, and the validation/learning experience of our first full-dome prototype. As a result, we are planning to start a new lease on 35,000 SF of factory space, with an estimated capacity of 1,440 dome units per year.

Our goal is to begin production and deliver units in 2024. Please note, at this stage of developing a novel product and manufacturing technology, it is difficult to accurately predict production capacity and timelines. The capacity of our first plant maybe half of what we're forecasting here. Or it may be double.

Another important factor that we considered was the total size of the global residential construction market, which is projected to exceed $7.3 trillion in 2024. We believe Geoship has the potential to be a solution for almost any home buyer. We also believe that our technology can disrupt not only building construction but also building maintenance and repair on a massive scale. We are moving one of the last big pre-factory industries into the factory while introducing a new material science and geometry that redefines success in architecture.

We looked at other public companies when considering the valuation. We also took other disruptive hardware startups, and factory-built housing companies averaged their PE ratios and applied a huge discount. We also performed a discounted cash flow

analysis. We weighed all these considerations carefully when choosing our $54M valuation. We also took demand into account, since we had a prior successful Reg CF raise.

The pre-money valuation also takes into account Geoship's plan to transition into a multi-stakeholder cooperative. Please refer to the Dilution and Risk Factors section of the Offering Memorandum for further details regarding our plan to operate as a multi-stakeholder cooperative, which will affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all reserved options are converted to common stock. The company has no convertible securities or preferred stock currently issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.98 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $4,999,997.62, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operational Expense - Manufacturing*
  55.5%
  Design and engineering salaries, facility rental, and non-capital tooling for manufacturing.

- *Operational Expense - Sales and Marketing*
  15.0%
  Marketing specialists and software engineers to build a sales and marketing platform. We are not planning to pay for advertising.

- *Capital Expenses*
  26.0%
  Capital Expenses for machinery to support pilot manufacturing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://geoship.is/ (geoship.us/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/geoship

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Geoship S.P.C.

[See attached]

GEOSHIP S.P.C.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019

To the Board of Directors of
Geoship S.P.C.
Nevada City, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Geoship S.P.C. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $2,822,598 and $61,548 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $3,144,358. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA LLC

Denver, Colorado
December 7, 2021

GEOSHIP S.P.C.

BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 500,565	$ 7,265
Subscription receivable	29,079	-
Inventory	14,176	-
Funds held in escrow	22,946	-
Total current assets	566,766	7,265
Due from shareholder	9,520	-
Land	504,000	-
Property, plant, and equipment, net	55,854	2,210
Deposits	26,235	-
Total assets	$ 1,162,375	$ 9,475
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 32,952	$ 8,264
Accrued expenses	32,409	-
Deferred revenue	22,560	7,560
Note payable	-	14,720
Total current liabilities	87,921	30,544
Note payable, net of amortized discount	768,087	-
Loan payable, related party	-	18,691
Future equity obligations	75,000	155,000
Total liabilities	931,008	204,235
Commitments and contingencies (Note 10)		
Stockholders' equity (deficit):		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.0001 par value, 25,000,000 shares authorized, 14,049,973 and 10,660,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1,405	1,066
Additional paid-in capital	3,374,320	125,934
Accumulated deficit	(3,144,358)	(321,760)
Total stockholders' equity (deficit)	231,367	(194,760)
Total liabilities and stockholders' equity (deficit)	$ 1,162,375	$ 9,475

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenues	$ -	$ 39,600
Operating expenses:		
General and administrative	2,244,448	82,690
Sales and marketing	40,443	1,046
Research and development	518,289	17,412
Total operating expenses	2,803,180	101,148
Loss from operations	(2,803,180)	(61,548)
Other income (expense):		
Interest expense	(19,418)	-
Total other income (expense), net	(19,418)	-
Provision for income taxes	-	-
Net loss	$ (2,822,598)	$ (61,548)
Weighted average common shares outstanding - basic and diluted	12,719,256	10,660,000
Net loss per common share - basic and diluted	$ (0.22)	$ (0.01)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICT)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2018	-	$ -	10,660,000	$ 1,066	$ 113,934	$ (260,212)	$ (145,212)
In-kind rent contributions	-	-	-	-	12,000	-	12,000
Net loss	-	-	-	-	-	(61,548)	(61,548)
Balances at December 31, 2019	-	-	10,660,000	1,066	125,934	(321,760)	(194,760)
Issuance of common stock	-	-	2,390,373	239	1,132,755	-	1,132,994
Offering costs	-	-	-	-	(116,283)	-	(116,283)
Conversions of SAFEs into common stock	-	-	499,800	50	79,950	-	80,000
Common shares issued in connection with note payable	-	-	499,800	50	243,781	-	243,831
Stock-based compensation expense	-	-	-	-	1,908,183	-	1,908,183
Net loss	-	-	-	-	-	(2,822,598)	(2,822,598)
Balances at December 31, 2020	-	$ -	14,049,973	$ 1,405	$ 3,374,320	$ (3,144,358)	$ 231,367

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (2,822,598)	$ (61,548)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	1,908,183	-
Amortization of loan discount	11,918	-
Depreciation	721	1,085
In-kind rent contributions	-	12,000
Issuance of SAFEs for rent expense paid on behalf of Company	-	9,720
Changes in operating assets and liabilities:		
Inventory	(14,176)	721
Funds held in escrow	(22,946)	-
Accounts payable	24,688	5,867
Accrued expenses	32,409	635
Deferred revenue	-	(432)
Net cash used in operating activities	(881,801)	(31,952)
Cash flows from investing activities:		
Land acquisition	(504,000)	-
Purchase of property, plant and equipment	(54,365)	-
Advances to related parties, net	(9,520)	-
Deposits	(26,235)	-
Net cash used in investing activities	(594,120)	-
Cash flows from financing activities:		
Proceeds from note payables	1,000,000	1,000
Repayment of related party loan payable	(18,691)	-
Repayment of loan payable	(14,720)	(800)
Proceeds from SAFE agreements	-	39,000
Issuance of common stock	1,132,994	-
Subscription receivable	(29,079)	-
Offering costs	(101,283)	-
Net cash provided by financing activities	1,969,221	39,200
Net change in cash and cash equivalents	493,300	7,248
Cash and cash equivalents at beginning of year	7,265	17
Cash and cash equivalents at end of year	$ 500,565	$ 7,265
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Conversions of SAFEs into common stock	$ 80,000	$ -
Common shares issued in connection with note payable	$ 243,831	$ -
Deferred revenue in connection with issuance of common stock	$ 15,000	$ -
In-kind rent contributions	$ -	$ 12,000
Issuance of SAFEs for rent expense paid on behalf of Company	$ -	$ 9,720

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Geoship S.P.C. (the "Company") was formed on January 24, 2014 as a Washington social purpose corporation. The Company designs and produces affordable, regenerative, resilient, and healthy homes. The Company's vision is a revolution in homebuilding, aiming to reconnect human communities and the natural world. Our social purpose is to create tools for healthy living in community in harmony with nature. The Company is headquartered in Nevada City, California.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,822,598 and $61,548 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $3,144,358. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional financing. Through the date the financial statements were available to be issued, the Company has been financed by the issuance of common stock, note payables and Simple Agreement for Future Equity ("SAFE") amounts. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted the calendar year as its basis of reporting. .

Stock Split

On December 26, 2019, the Company issued a stock dividend, which was effectively a a 5-for-1 forward stock split of its authorized, issued and outstanding common shares. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit

risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2020, the Company had $52,015 in excess of insured amounts.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventory

Inventories consist of components from the Company's suppliers. Costs of inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable

value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2020, the Company had $14,176 in raw material components.

Property, Plant and Equipment, Net and Land

Property and equipment, net includes long-term fixed assets such as machinery and equipment, reported, net of depreciation. Machinery and equipment is recorded at cost. The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $5,000 as property and equipment. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2020 and 2019, all of the Company's property and equipment were depreciated over three to ten years. The Company's land is capitalized and not depreciated. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2020 or 2019.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2020 or 2019.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

In 2019, revenue primarily consisted of consulting design services to a customer and were recognized as the services were performed.

Advertising Costs

Advertising costs are expended as incurred. During the years ended December 31, 2020 and 2019, advertising costs were $40,443 and $1,046, respectively, which are included in sales and marketing expenses in the statements of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax

positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 consist of outstanding options (Note 7).

As of December 31, 2020 and 2019, there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding future equity obligations. In 2020, the Company converted certain outstanding future equity obligations into 499,800 shares of common stock (see Note 5).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on the financial statements as of December 31, 2020 and 2019.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract

("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the financial statements. We have not early adopted this standard.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. PROPERTY, PLANT AND EQUIPMENT, NET AND LAND

Property, plant and equipment, net and land consists of the following:

	December 31, 2020	December 31, 2019
Land	$ 504,000	$ -
Machinery and manufacturing equipment	62,748	8,383
Property, plant and equipment, gross and land	566,748	8,383
Less: Accumulated depreciation	(6,894)	(6,173)
Property, plant and equipment, net and land	$ 559,854	$ 2,210

Depreciation expense of $721 and $1,085 for the years ended December 31, 2020 and 2019, respectively, were included in general and administrative expenses in the statements of operations.

5. DEBT

Loan Payable, Related Party

In July 2017, the Company entered into a loan agreement with the founder for a principal amount of $18,491. The loan is non-interest bearing and matured 72 months after the agreement. In 2019, an additional $200 was advanced. During the year ended December 31, 2020, the entire unpaid balance of $18,691 was repaid.

2019 Note Payable

In 2019, the Company entered into a loan agreement with a third-party lender for proceeds of $5,000. In 2020, the entire unpaid balance was repaid.

2020 Note Payable

In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. The note requires quarterly payments of interest-only commencing October 1, 2020. The loan bears interest at 1.5% per annum from the issuance date through October 1, 2023, when the interest rate increases to 7.2% per annum. The note matures on October 1, 2030, when all principal and any accrued interest becomes due. The note is secured by a first priority lien on certain real estate and improvements of the Company. Repayment may be made with the Company's products at a 18-23% discount, with the lenders approval The lender is entitled to an 11% discount on the Company's products for 21 years.

In connection with the note, the Company issued 499,800 shares of common stock to the lender. The fair value of $243,831 is included as a debt discount and will be amortized over the life of the loan. During the year ended December 31, 2020, the Company amortized $11,918 of the debt discount, which is included in interest expense in the statements of operations. As of December 31, 2020, the balance of the note payable, net of the unamortized discount, was $768,087. The outstanding principal balance was $1,000,000 as of December 31, 2020.

Interest expense pertaining to the note was $7,500 during the year ended December 31, 2020, all of which was unpaid as of December 31, 2020.

Future Equity Obligations

From 2014 through 2019, the Company entered into several SAFE agreements for an aggregate purchase amount of $155,000, including proceeds from 2019 agreements for $39,000.

During the year ended December 31, 2020, certain SAFE agreements totaling $80,000 were converted into 499,800 shares of common stock pursuant to conversion agreements. As of December 31, 2020 and 2019, there was $75,000 and $155,000 in outstanding SAFE obligations, respectively.

As of the date of these financial statements, the Company is in the process of entering into a promissory note agreement with a lender to replace the previously outstanding $75,000 SAFE agreement. Under this promissory note, the Company agrees to accrue and pay interest at a rate of 8% beginning January 1, 2018 (see Note 11).

6. **STOCKHOLDERS' EQUITY** (DEFICT)

As of December 31, 2020 and 2019, the Company was authorized to issue a total of 5,000,000 shares of preferred stock and 25,000,000 shares of common stock, both $0.0001 par value.

The shares of the preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

During the year ended December 31, 2019, in-kind rent contributions were made totaling $12,000. from a related party.

During the year ended December 31, 2020, the Company issued 2,193,046 shares of common stock pursuant to a Regulation CF offering for gross proceeds of $1,069,895 The Company incurred offering costs of $116,283 and had funds in escrow pertaining to the offering of $22,946 and has a subscription receivable of $29,079 as of December 31, 2020.

During the year ended December 31, 2020, the Company issued 197,327 shares of common stock pursuant to a Regulation 506(b) offering for gross proceeds of $63,100. As part of the equity issuance, certain investors received a discount on future product orders totaling $15,000, which is included as deferred revenue on the balance sheets.

During the year ended December 31, 2020, certain SAFE agreements totaling $80,000 were converted into 499,800 shares of common stock pursuant to conversion agreements.

In connection with a note issued in July 2020 (see Note 5), the Company issued 499,800 shares of common stock for a fair value of $243,831.

The CEO intends to return 3,000,000 shares of common stock back to the Company at no cost to the Company, for the purposes of issuances under the 2017 Equity Incentive Plan (see Note 7). The return of these shares to the Company is still in process as of December 31, 2020.

As of December 31, 2020 and 2019, the Company had 14,049,973 and 10,660,000 shares of common stock outstanding, respectively.

7. STOCK-BASED COMPENSATION

2017 Stock Plan

The Company has adopted the 2017 Equity Incentive Plan ("2017 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 10,000,000 shares as of December 31, 2020. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2017 Plan's inception. Stock options granted under the 2017 Plan typically vest between immediate and five-year periods. As of December 31, 2020, there were 826,340 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of Dececember 31, 2018	-	$ -	$ -
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2019	-	$ -	$ -
Granted	9,173,660	0.10	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2020	9,173,660	$ 0.10	$ 3,572,904
Exercisable as of December 31, 2020	4,689,809	$ 0.11	$ 1,793,265

	December 31, 2020	December 31, 2019
Weighted average grant-date fair value of options granted during year	$0.41	n/a
Weighted average duration (years) to expiration of outstanding options at year-end	9.88	n/a

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Risk-free interest rate	0.41% - 0.54%	n/a
Expected term (in years)	5.0 - 6.3	n/a
Expected volatility	48.80%	n/a
Expected dividend yield	0%	n/a

The total grant-date fair value of the options granted during the years ended December 31, 2020 and 2019 was $3,718,661 and $0, respectively. Stock-based compensation expense for stock options of $1,908,183 and $0 was recognized under FASB ASC 718 for the years ended December 31, 2020 and 2019, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,810,478 as of December 31, 2020 and will be recognized over a weighted average period of 46 months as of December 31, 2020.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019
General and administrative expenses	$ 1,653,800	$ -
Research and development expenses	254,384	-
	$ 1,908,183	$ -

8. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $321,477 and $68,272, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31, 2020	December 31, 2019
Deferred tax assets:		
Net operating loss carryforwards	$ 321,477	$ 68,272
Valuation allowance	(321,477)	(68,272)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $321,477 and $68,272 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $253,105 and $11,484 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,148,804 and $244,331, respectively. The Company's net operating loss carryforwards begin to expire in 2034.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

9. RELATED PARTY TRANSACTIONS

Refer to Note 5 for detail of related party loan payables.

During the year ended December 31, 2019, in-kind rent contributions were made totaling $12,000 from a related party.

During the year ended December 31, 2020, the founder borrowed $10,620 from the Company and made repayments of $1,100. The balance of this note is $9,520 as of December 31, 2020. The advance is non-interest bearing, unsecured and is due after a 24-month term in June 2022.

10. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2020, the Company had a lease agreement for a warehouse space in Nevada City, California that matures on February 28, 2021. The Company's warehouse space is rented under long-term operating lease contracts. The base monthly rent is $4,800 - $5,000 and the Company determined that cash payments approximated straight-line expense under ASC 840.

The Company had a month-to-month lease agreement for office space with monthly rent of $3,270 that ended in May 2020.

Total rent expense years ended December 31, 2020 and 2019 were $67,545 and $31,645, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. SUBSEQUENT EVENTS

As of the date of these financial statements, the Company is in the process of entering into a promissory note agreement with a lender to replace the previously outstanding $75,000 SAFE agreement. Under this promissory note, the Company agrees to accrue and pay interest at a rate of 8% beginning January 1, 2018.

As of the date of these financial statements, the Company is in the process of modifying a stock option granted during 2020; increasing the total amount granted to 340,000 options from 321,000 and modifying the exercise price to $0.06 from $0.12.

The Company granted 24,000 stock options in 2021 with an exercise price of $0.29 per share.

Management has evaluated subsequent events through December 7, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Geoship

Build The Future Of Home



MEET THE
BIOCERAMIC DOME

Website | Nevada City, CA | TECHNOLOGY

There is a major shortage of healthy and sustainable housing that people can afford. Geoship is reshaping the homebuilding industry with bioceramic domes for a thriving world. We prefabricate all-ceramic homes in automated microfactories and democratize the design/build process.

$0.00 raised

$1,069,894 previously crowdfunded

0 Investors	**$54.3M** Valuation
$2.54 Price per Share	**$381.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Radical Innovation | Bioceramic domes create a new category of multi-century, zero-carbon, fireproof, and biologically resonant architecture.
- A True Vision of the Regenerative Future | Homebuilding is a massive, multi-trillion dollar industry that is unsustainable. The Geoship microfactory and village building platform is a new model for the regenerative future.
- 1600 Investors, 30,000 interested customers, 400 paid deposits | We created the market and installed the first dome. Now we're beginning pilot manufacturing and planning a factory capable of manufacturing thousands of homes annually.


"16 Dome Frame
October 2021

> "We are called to be architects of the future, not its victims."
>
> – Buckminster Fuller

Let's build the future of home. Geoship combines the most efficient structure known to man*, with a breakthrough in ceramic material science. Ceramic dome technology makes it possible for a home to be 100% non-toxic, zero carbon, designed for a 500 year lifespan, fire resistant, earthquake resistant, hurricane resistant, flood resistant, and endlessly customizable.

*according to the American Institute of Architects (source)


Lifecycle Carbon Emissions
Operational Energy
Recurrent Embodied Energy
Initial Embodied Energy
Tons of Carbon over 50 years
1,200
800
400
0
*Based on 2,200sf on-grid dwellings.
Standard House
Energy Efficient House
Passive House
Bioceramic Dome

*Information based on internal research.

We believe ceramic domes will eventually eclipse wood/metal/concrete boxes as the fundamental form of housing on Earth.

Imagine a highly crystalline ceramic earth sanctuary that calms your senses, and restores balance. A place of beauty, sustenance, and maximum efficiency. A home where light and electromagnetic waves harmonize with biological systems. Within it, you feel embodied and still connected to all that exists outside – nature, community, and the universe. **This is your ceramic dome calling.**

THE PROBLEM

Chronic Housing Shortages

The American homebuilding industry peaked in 1950 when it built 1.7m new homes that cost an average of 2.5x median income. The current industry builds half the number of homes per year, for a population double the size, and they cost an average of 7x median income (source).



American Homebuilding Peaked in 1950
1950
2020
Population
150 M
329 M
Total Housing Starts (Single Family)
1,700 K
912 K
Price:Income Ratio (Single Family)
2.5x Median Income
7x Median Income
Construction Time
2 Months
8 Months

(source / source)

In 2020 we had record housing shortages, and record numbers of homeowners severely cost-burdened (source). **The median price of a single family home in California topped $800,000 in 2021**, an alarming 10.7x median household income. (source)

Homebuilding Needs To Evolve

Since the 1800's, the construction industry has been building rectilinear homes with four basic material families — wood, metal, concrete, and petrochemicals. **Building construction and operation generates 40% of global CO2 emissions** (source). The homes we live in disconnect us from the Earth and are not designed to support our wellness**. The industry has critical shortfalls** and is due for an evolutionary leap.



Conventional Housing is
Unaffordable, Unsustainable, Unhealthy, Disconnected.

THE SOLUTION

Evolve Homebuilding with a New Material Science and Geometry

Our solution combines a new ceramic material science with the geodesic dome, regarded by the American Institute of Architects as the most efficient geometric form.

> *"The strongest, lightest and most efficient means of enclosing space yet known to man."*
>
> *- American Institute of Architects*

Chemically bonded ceramic composites are **a new family of materials** that enable a new category of regenerative architecture. **Ceramic dome technology dramatically simplifies building construction**. It requires far fewer unique parts than conventional construction and uses uniform materials throughout. Beautiful variation is possible with a finite number of precision manufactured components that snap into place.


How It Works
Insulated glass panel
Window frame
Outside panel
Strut
Insulation
Hub
Inside panel
Window sill

Micro-Factories Manufacture Ceramic Domes

Over the last decade, the electric vehicle industry has revolutionized factory automation technology, **enabling one of the last major industries to become automated.**

The Geoship product is the dome, and the machines that make the domes. Our ceramic component micro-factory is a set of automated manufacturing cells. The cells meter and blend ceramic materials, injection-mold ceramic components, and pack the components for shipping.


Ceramic Component Manufacturing
Raw Material Blending
Mixing and Molding
Bioceramic Crystal Chemistry
Geodesic Dome Geometry
Handling
Shipping

Village Building Platform Will Turn Your Community Vision Into Reality

Today, real estate developers build housing communities then sell to individual homebuyers. **We turn the tables and put the homebuyers in charge**. The Geoship platform will enable people to form dynamic communities and **democratize the design/build process.**


Build community, and learn together
IN collaborative VR
Environment

**The above image is an artistic representation of a future product. Product is still currently under development.*

Co-Operation Serves the Earth and All Her Passengers

The Geoship **cooperative model brings Customers and Nature into co-ownership and co-governance** with our Crew and Investors.


Cooperative
Stakeholders
Crew
Customers
Investors
Earth

Cooperative Model Benefits:

1. Addresses the externalities of resource extraction
2. Serves as a strategic advantage in sales
3. Creates a barrier to entry for competitors
4. Is a fundamental way we operate integrally with our vision

BUSINESS MODEL

Vertically Integrated Homebuilding

We turn powder, water, and natural fibers into all-ceramic composite homes — **integrating the whole process, from raw minerals to finished homes**.


Homebuilding With Geoship
Raw Materials
Geoship
Geoship Contractor
Dome Owners

This evolutionary approach **bypasses most of the existing product and material supply chains**. Lumber, steel, concrete, roofing, vapor barriers, insulation, adhesives, plywood, drywall, paint, siding, and almost all conventional building products are replaced with Geoship ceramic components.

Mass Manufacture Ceramic Homes

Geoship starts with manufacturing two dome sizes that connect into many configurations. **We evolve beyond domes into an array of highly efficient geometric dwellings.**


Modular Building System
Finite Parts Infinite Possibilities
Multi-Family
Auxiliary Dwellings
Single-Family

The buying process begins with a refundable pre-order deposit, followed by payments that initiate design, manufacturing, and shipping. Site work, installations, and interior finishings are additional revenue sources.

Embedded in the communities we aim to serve, the Geoship **microfactory supports community resilience and enables sustained, organic growth** through a decentralized cooperative model.


Decentralized Growth
Geoship production scales through community owned, decentralized cooperative production.
DAO
Decentralized Autonomous Organization
MICRO-FACTORY

Democratize the Design/Build Process

Our village building platform is a market **network for communities to design and build regenerative villages.** Customer engagement begins with a learning journey. It continues as communities prototype and design their domes and villages in augmented reality.

Customers will meet a global community of makers, designers and service providers including: community resilience coaches, permaculturists, planners, real estate/land trust agents, and social impact investors.


Geoship Market Network
Connect with your community and build your village.
Customers
Startup Communities
Regenerative Villages
Community Coaches
Village Designers
Permaculture Specialists
Installation Crews
Land Realtors
Independent Makers
Investors
Geoship Materials, Product Design, and Manufacturing
Capital flow
Raw Materials

**The Geoship Market Network is not currently available. Product is still currently under development.*

The Geoship Market Network will inspire a new generation of designers, makers, and community builders. **Communities develop strong relationships and a visionary plan to build their regenerative future.**

Supply Ceramic Materials to the Building Industry

Chemically Bonded Ceramics are **21st century materials with diverse applications**. The raw minerals can be reclaimed from many non-toxic waste stream sources. Our ceramic composites harden in minutes at room temperature. They **do not require high heat** or extended cure times. The material is highly crystalline and forms molecular bonds with wood, metal, concrete, and itself.


GeoRok
The Material to Build the Future

We blend ceramic materials for distribution to commercial and retail customers. Geoship vertically integrates into green mining, waste stream reclamation, and ceramic recycling — **a cradle to cradle ceramic construction materials company.**

THE MARKET

Affordable Regenerative Housing for Architects of the Future

Represented by the geodesic dome, Buckminster Fuller's understanding of geometry was deeply inspired by the natural world. **The geodesic dome has become emblematic of the dream to reconnect with nature** and live outside the box. Many Architects of the Future are looking for regenerative housing with healthy materials, efficient sizes, and a community orientation.


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**The above image is an artistic representation of a future product. Product is still currently under development.*

Ceramic domes uniquely **meet the need for affordable housing, green housing, and wellness housing — enormous, underserved markets.** An astonishing 1.3M potential homebuyers look to live in wellness communities each year, but very few exist (source). 84% of Americans think living in a green home is important (source), but only 0.3% of housing is certified green (source).

There are housing shortages all over the world, including a whopping 3.5M in California alone (source). **Housing demand is expected to far exceed supply** for the next decade (source).


Green Housing
Wellness Communities
Affordable Housing

Distinct Backyard Dwellings and Retreat Centers

People want something different in housing. **The #1 rental on Airbnb is a small geodesic dome in the woods** (source). Auxiliary Dwelling Unit (ADU) permits are surging as zoning laws are being reformed across the US. California **ADU permits have skyrocketed by 1,100%** in the last 3 years (source). In September 2021 California banned single-family zoning state-wide (source).

Geoship has **many pre-orders coming for backyard creative studios**, ecologically and spiritually focused retreat centers, eco-villages, exotic hoteliers, glamping villages, and anywhere people want housing that is different and emblematic of a positive future vision.



**The above image is an artistic representation of a future product. Product is still currently under development.*

The Post-Climate Change Home of the Future

The pandemic and housing affordability crisis' drives people into areas that have a higher risk of fires and floods (source). Studies show that around 41 million Americans are exposed to flood risk (source). 11 million people, in California alone, live in high risk wildfire areas (source).


"These Carbon-Neutral Bioceramic Geodesic Dome Homes Last 500 Years and Don't Rot, Burn, or Rust"
Forbes
"Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"
FAST COMPANY
"The domes are built from bioceramic – a sturdy, recyclable material that offsets CO2."
dwell

Ceramic domes are designed to withstand hurricanes, earthquakes, fires, and floods. Ceramic materials do not burn or release toxic fumes during a fire. The inorganic materials offer no food for mold growth. Domes are the most naturally resistant structures to earthquakes and hurricanes.


FIRE RESISTANT
EARTHQUAKE RESISTANT
HURICANE RESISTANT
FLOOD RESISTANT
INSECT RESISTANT
CERAMIC HOMES BECOME THE GO-TO HOUSING FOR FLOOD AND FIRE COUNTRY

**The above image is an artistic representation of a future product. Product is still currently under development.*

Ceramic Materials Transform the Built Environment

Geoship supplies ceramic materials and application equipment to the wellness/green building markets. **Chemically Bonded Ceramics meet all the criteria of a transformative General Purpose Technology** (source). 3d printing with ceramic composites allows for improved print speeds and layer adhesion. Ceramic materials can coat concrete, wood, or metal. The structural ceramic coatings reflect >80% of radiant heat, scrub smog from the air, sequester CO_2, and emit far infrared light. **The chemical structure and dielectric properties are similar to bone.**


Regenerative Ceramic Materials Industry

OUR TRACTION

We Are Here

RESEARCH & DEVELOP

2015 - 2019



Researched and Developed Geoship building technology and cooperative strategy.

PROTOTYPE

2020 - 2021



Raised $1.5M invesment from 1,780 customer investors.

Installed the full size dome validation prototype in fall 2021.

WE ARE HERE



We Are Going Here

PILOT

2022 - 2023

Raise $5M for pilot manufacturing and product certifications. Launch dome configurator, and build sales pipeline with deposits.



AUTOMATE

2024 - 2025

Raise Series-B to build out the first highly automated manufac-turing plant. Launch market network and build village pipeline.



REPLICATE

2026 & Beyond

Replicate manufacturing and raw material operations around the US and World.





**The above image is an artistic representation of a future product. Product is still currently under development.*

OUR VISION

Regenerative Dome Villages Crater the Cost of Homebuilding

Our vision is to create tools for the people to build regenerative villages and **reduce the cost of housing back down to 2.5x median income.**



California
New Home Prices
Geoship
2021
12x
10x
8x
6x
4x
2x
1950
1960
1970
1980
1990
2000
2010
2020
2030
*Based on the ratio of median sale price to median household income for a single family home in California.

Major long term trends converge to create the Geoship market:

- The massive unmet demand for housing
- A critical need to reduce the ecological impact of housing
- The seachange toward more conscious and healthy living
- The era of community rising from the era of separation

Several 21st century technological breakthroughs enable our vision:

- Low carbon geopolymers and cellular ceramics
- Computer automated milling and printing
- Microfactory automation

Recent legislation pushes the door wide open for Geoship. Thanks to the reformation of century-old zoning laws, backyard dwellings and community developments just became possible on lots that were previously zoned single family (source). The Geoship village building platform and cooperative structure **expands the initial market** from American dome lovers and exotic hoteliers, **to a whole planet of affordable, healthy, and regenerative future homeowners.**

Imagine designing and building ceramic domes in regenerative villages faster and for less money than buying an existing house.

Together we can eliminate the injustice of unaffordable, unsustainable, unhealthy, and disconnected housing.

> "Whether it is to be Utopia or Oblivion will be a touch-and-go relay race right up to the final moment."
>
> - Buckminster Fuller

Geoship Partners to Serve Homeless Communities, Starting in Las Vegas


HOMES
FOR THE
DOMELESS
HOUSING FIRST
Zappos.com
The City Repair Project
BUCKMINSTER FULLER INSTITUTE
BIOGEOMETRY
PACIFIC DOMES
SPHERICAL
organicarchitect™
unitism

**The above image is an artistic representation of a future product. Product is still currently under development.*

Geoship presents Homes for the Domeless, in community partnership with Zappos and The City Repair Project. To learn more, click here.

WHY INVEST

Participate in a Homebuilding Renaissance

Geoship serves a true vision of building regenerative geodesic villages.

This series A raise will support pilot production and product certifications. **A subsequent Series B raise in 2022/2023** will fund the first automated micro-factory. You may **have the opportunity to sell your shares** on the StartEngine secondary market. Please note there are specific restrictions related to Regulation Crowdfunding and future secondary trading. Please refer to our disclaimer below and our Risk Factors in our offering materials for more details.

If you want to reshape a critical industry and a multi-trillion dollar market, then join us on the ground floor of Geoship today.

A REGULATION CROWDFUNDING ("REG. CF") OFFERING SUCH AS THIS ONE CANNOT BE RESOLD FOR ONE YEAR. THIS MEANS THAT EVEN IF THE COMPANY SUCCESSFULLY LISTS ON STARTENGINE SECONDARY, YOU WILL NOT BE ABLE TO QUOTE YOUR SECURITIES PURCHASED IN THIS OFFERING FOR SALE UNTIL AT LEAST ONE YEAR AFTER THE PURCHASE HAS OCCURRED. ADDITIONALLY, WHILE THE COMPANY HAS SIGNED A QUOTATION AGREEMENT TO TRADE THE SECURITIES OFFERED ON STARTENGINE SECONDARY'S NEW ALTERNATIVE TRADING SYSTEM (THE "ATS"), A COMPANY THAT INTENDS TO BE QUOTED ON THE MARKETPLACE WILL BE SUBJECT TO CERTAIN REQUIREMENTS WHICH THE COMPANY MAY OR MAY NOT BE ABLE TO SATISFY IN A TIMELY MANNER. EVEN IF A COMPANY IS QUALIFIED TO QUOTE ITS SECURITIES ON THE MARKET, THERE IS NO GUARANTEE AN ACTIVE TRADING MARKET FOR THE SECURITIES WILL EVER DEVELOP, OR IF DEVELOPED, BE MAINTAINED. YOU SHOULD ASSUME THAT YOU MAY NOT BE ABLE TO LIQUIDATE YOUR INVESTMENT FOR SOME TIME OR BE ABLE TO PLEDGE THESE SHARES AS COLLATERAL

Let's Build the Future of Home



In the Press

FAST COMPANY · 3 NEWS LAS VEGAS · dwell · GOOD NEWS NETWORK · ARCHITECT · FOX 5 KVVU-TV LOCAL. LAS VEGAS. · HJ · designboom

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Meet Our Team







Morgan Bierschenk

Founder - CEO

Morgan brings vision, broad technical understanding, entrepreneurial grit, and years of engineering and program management experience to Geoship. Prior to Geoship, Morgan spent 7 years in various engineering roles at Intel Corporation, followed by 8 years of vagabonding and sailing around the world.

Adam Bierschenk

Founder - Engineering Director

Adam brings two decades of industry experience in CNC mold making, prototype development, and novel manufacturing to Geoship. Before Geoship he pioneered CNC mold making technologies in the R&D lab of one of the world's top kayak companies.

Bas Kools

Founder - Product and Experience Designer

Bas' passion and experience are rooted in human-centered design. Through his independent practice in design for public space, education, and products he likes to say — "Design is about redefining the ways we relate to each other, our objects and the world around us".







Neil Decker

Engineering Crew

Neil brings 15 years of experience working as a designer and natural building consultant specializing in sustainable healthy homes. Neil has also worked as a corporate consultant in a manufacturing plant integrating new technology and purpose driven initiatives.

Shane Campbell

Engineering Crew

Equipped with more than a decade of experience in Tool and Die manufacturing, Shane skillfully applies this knowledge to engineering solutions for exceptional prefab housing. Before Geoship, Shane worked extensively in high mix job shop environments, spearheading the manufacturing of aerospace, biomedical, and laboratory vacuum components.

Jared Marchildon

Engineering Crew

Jared brings to Geoship a kaleidoscope of experience in radio and documentary journalism, international book trade, herbal medicine, cooking, bicycle mechanics, traditional Benin dance, and woodworking. Now he applies his passion for beauty and ecological thinking to building regenerative geodesic homes and villages.



Jay Bierschenk

Engineering Crew

Jay's focus is on aligning purpose and action, with more than a quarter of his life centered around cultivating and contributing to productive, efficient purpose driven teams all over the world.



Ásgeir Guðmundsson

Geoship Iceland

Ásgeir is an Icelandic Native, community visionary, social entrepreneur, and permaculture specialist. Geoship plans to expand soon to Iceland, and Asgeir is laying the foundation.



Asha Deliverance

Dome Market Advisor

Asha is the founder and president of Pacific Domes — the industry leader in geodesic dome manufacturing. Over the last 40 years Asha's company has installed thousands of domes all over the country. Asha is a life-long learner, who actively studies and teaches Vastu Shastra (the science of creation) and Unified Field Theory. Asha is the mother of seven children and a birthday-twin of Buckminster Fuller!



Crystal Stokes

Coach / Advisor

Crystal blends compassion, intuition, empathy, playfulness, and nature-sourced presence into her coaching. Through many years of coaching executives, entrepreneurs, and startup teams in Silicon Valley and Vienna, Austria, Crystal's focus is on what she loves most: Authenticity, Freedom and embracing our most natural and radically real self.



David McConville

Design Science Advisor

David has served as the Chairman of the Buckminster Fuller Institute for the last 8 years. He is an Earthian researcher, educator, and the co-founder of Spherical Design Studio.



Dawn Danby

Urban Design Advisor

Dawn traverses scales from green chemistry to urban design. For a decade, she lead Autodesk's sustainable design initiatives and recently founded Spherical Design Studio with David.



Doreya Karim

BioGeometry Advisor

Doreya is the world's leading expert in the proprietary design language of Biogeometry©—based upon the Ancient Egyptian Science of Harmonics and the modern science of Physical Radiesthesia.



Eric Corey Freed

Green Building Advisor

Eric is an award-winning architect, author, and global speaker. He is the Founding Principal of organicARCHITECT, a leader in biophilic and regenerative design. He was named one of the "Top 10 Most Influential Green Architects", has over 315,000 LinkedIn followers, is the author of 5 books, and holds a prestigious LEED Fellow award from the US Green Building Council.



Gregory Kellett

Trust Advisor

Gregory's passion is merging the worlds of neuroscience, habit change and innovation. He's a trained neuroscientist with over a dozen years experience conducting research in brain responsiveness, stress, and the nervous system at California Universities.



Jeff Mendelsohn

Cooperative Advisor

Jeff pioneered the sustainable materials industry and B-Corp movement with his company New Leaf Paper. Throughout his career, Jeff has advised and invested in companies designed to help humanity live in harmony with each other and with living systems.



Mark Lakeman

Community Architecture Advisor

Mark is co-founder of The City Repair Project, Principal of Communitecture, and a national leader in the development of sustainable public places. In the last decade, he has directed, facilitated, or inspired designs for more than three hundred new community-generated public places in Portland, Oregon alone.



Martin Adams

Community Land Trust Advisor

Martin is the author of Land: A New Paradigm for a Thriving World. Its message stands to educate policymakers and changemakers worldwide on a new economic model that takes economics to its proper foundation: the earth itself, the land and all that comes from it.



Reggie Luedtke

Strategy Advisor

Reggie was the founder/CEO of Blue Tree Network. When Reggie learned of Māori-led efforts to give a NZ river legal personhood, it became the starting point for his work with EarthEquity, a nonprofit he is starting with Māori leaders within the environmental personhood movement.

Company	:	Geoship S.P.C.
Corporate Address	:	12394 Bitney Springs Rd, Nevada City, CA 95959
Offering Minimum	:	$9,999.98
Offering Maximum	:	$4,999,997.62
Minimum Investment Amount (per investor)	:	$381.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	3,937
Maximum Number of Shares Offered	:	1,968,503
Price per Share	:	$2.54
Pre-Money Valuation	:	$54,309,192.88

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

FREEDOOOOOOME!!! PERK

If we reach our $5 million dollar goal — 3 Investors will be selected to receive one free bioceramic dome.*

*Terms

1) One entry for every share purchased through this StartEngine campaign.

2) Winners will be selected through a selection process that will begin within 180 days of completion of this fundraise.

3) Domes delivered after the start of full-scale production.

4) Award of Geoship Bioceramic Dome is contingent upon Geoship successfully starting production.

Time-Based

HELLO LIGHT

Invest in the first 24 hours and receive 54% bonus shares.

FUTURE REMEMBERING

Invest in the first week and receive 45% bonus shares.

LUMINOUS COMMUNITY

Invest within the first 3 weeks and receive 33% bonus shares.

FUTURE ARCHITECT

Invest within the first 5 weeks and receive 21% bonus shares.

REGENERATIVE VILLAGE BUILDER

Invest within the first 7 weeks and receive 16% bonus shares.

WORLD WEAVER

Invest within the first 9 weeks and receive 9% bonus shares.

Amount-Based

I AM | $999+

Invest $999+ to move up in the pre-order queue* and receive a $333 dome discount.

EARTHIAN | $9,999+

Invest $9,999+ to move further up in the pre-order queue* and receive a $3,333 dome discount.

LIVE IN HARMONY | $33,333+

Invest $33,333+ to move even further up in the pre-order queue* and receive an $11,111 dome discount.

**Requires placing a refundable preorder deposit on the Geoship website. 2020 Geoship StartEngine investors, who have also made a preorder (approx 200 people), will stay ahead of all new investors.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Geoship S.P.C. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.54 / share, you will receive 110 shares of Common Stock , meaning you'll own 110 shares for $254. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MANY OF US HAVE BEEN WAITING....

FOR HEALTHY AND SUSTAINABLE HOUSING WE CAN AFFORD.

THIS IS NATURE'S PERFECT STRUCTURE

MADE WITH ZERO-CARBON CERAMICS

MEET THE

BIOCERAMIC DOME

"ARE THESE FIREPROOF, HURRICANE-PROOF GEODESIC DOMES THE POST-CLIMATE CHANGE HOUSE OF THE FUTURE?"

-FAST COMPANY

PRECISION ENGINEERED COMPONENTS

A NEW FAMILY OF EARTH FRIENDLY BIO-CERAMICS

ZERO CARBON

100% NON-TOXIC

DISASTER RESISTANT

500 YEAR LIFE

LEARN ABOUT OUR MISSION

BECOME A SHAREHOLDER

ENJOY THE RIDE

INVEST IN THE FUTURE OF HOME

WWW.STARTENGINE.COM/GEOSHIP2

"WE ARE CALLED TO BE ARCHITECTS OF THE FUTURE, NOT IT'S VICTIMS."

- BUCKMINSTER FULLER

FINITE PARTS WITH INFINITE POSSIBILITIES

COMMUNITY ARCHITECTURE

HEALTHY LIVING

IN HARMONY WITH NATURE

IN A HOME YOU CAN AFFORD

GEOSHIP

A HOME BUILDING COOPERATIVE

IN SERVICE TO THE EARTH

AND ALL HER PASSENGERS

LET’S BUILD THE FUTURE OF HOME

WWW.GEOSHIP.IS

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED
Secretary of State
State of Washington
Date Filed: 12/26/2019
Effective Date: 12/26/2019
UBI No: 603 373 437

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GEOSHIP S.P.C.

Pursuant to RCW 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act (the "***Act***"), the following constitutes the Amended and Restated Articles of Incorporation (the "***Articles***") of Geoship S.P.C., a Washington social purpose corporation (the "***Corporation***").

ARTICLE 1
NAME

The name of this corporation is Geoship S.P.C.

ARTICLE 2
DURATION

This corporation is organized under the Washington Business Corporation Act as a social purpose corporation and shall have perpetual existence.

ARTICLE 3
PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

3.1 To engage in any lawful business.

3.2 The general social purpose for which this corporation is organized is promoting the positive short-term or long-term effects, and minimizing the adverse short-term or long-term effects, of the corporation's activities upon the corporation's employees, suppliers, customers, and the local, state, national and world community, and the environment.

3.3 The specific social purpose of this corporation is to build affordable homes in regenerative communities that nurture the human spirit.

3.4 To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.5 To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

3.6 The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of this corporation.

ARTICLE 4
CAPITAL STOCK

4.1 **Authorized Capital. The corporation shall have authority to issue Thirty Million (30,000,000) shares of stock in the aggregate. Such shares shall be divided into two classes as follows:**

(a) Twenty-Five Million (25,000,000) shares of common stock, $0.0001 par value per share.

(b) Five Million (5,000,000) shares of preferred stock, $0.0001 par value per share. The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend

the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

4.2 **Issuance of Certificates.** The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.3 **No Cumulative Voting.** Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.4 **No Preemptive Rights.** No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.5 **Quorum for Meeting of Shareholders.** A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.6 **Authorization to Act by Less Than Unanimous Written Consent of Shareholders.** In any matter requiring shareholder action, the shareholders may act without a meeting by less than unanimous approval of all shareholders entitled to vote on or approve the action, to the extent permitted by and in accordance with RCW 23B.07.040 (or any successor statute of the Act). No period of advance notice is required to be provided to nonconsenting shareholders prior to the effectiveness of the less than unanimous shareholder approval, except as may be required by the Act.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

4.7 Reduced Voting Requirements. The provisions of this Section 4.7 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles or the Act provide otherwise) the approval of two-thirds of the votes in each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes in each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

4.8 Contracts with Interested Shareholders. Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.9 Ratification by Shareholder Vote. Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

ARTICLE 5
DIRECTORS

5.1 Number of Directors. Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

5.2 **Authority of Board of Directors to Amend Bylaws.** Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors.** Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents.** The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c) If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d) To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e) If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5 Limitation of Directors' Liability. To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

6.1 **Amendments to Articles of Incorporation.** **Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.**

6.2 **Correction of Clerical Errors.** **The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.**

Executed this 26th day of July, 2017.

By:

Morgan Bierschenk, Incorporator



GEO016-0001 6050406

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

CERTIFICATE TO AMENDED & RESTATED ARTICLES OF GEOSHIP SPC

The undersigned, being all of the members of the board of directors (the "***Board***") of Geoship, a Washington corporation (the "***Company***"), acting pursuant to RCW 23B.08.210 without the necessity of formal meetings, hereby waive all notices, statutory and otherwise, and DO HEREBY UNANIMOUSLY ADOPT the following resolutions and DO HEREBY UNANIMOUSLY CONSENT to the taking of the actions therein set forth:

Amended and Restated Articles of Incorporation

WHEREAS, the Board has determined that it is in the best interests of the Company to amend its Articles of Incorporation to Geoship SPC, as such changes are set forth in the Amended and Restated Articles of Incorporation in substantially the form attached hereto as Exhibit A (the "***Restated Articles***"); now, therefore, it is hereby:

RESOLVED, that the Amended and Restated Articles of Incorporation attached are hereby approved and adopted; and

FURTHER RESOLVED, that the Board Of Directors and the Shareholders of the Company approve and adopt the amendments and restatements contained in the Restated Articles; and

FURTHER RESOLVED, that the officers of the Company and the shareholders approve the Restated Articles; and

FURTHER RESOLVED, that the Restated Articles are approved by the Board Of Directors, and by the shareholders, and the officers of the Company are authorized and directed to execute said Restated Articles and cause it to be filed with the office of the Secretary of State of the State of Washington in accordance with RCW 23B.10.030 and 23B.10.040

General Authorization

FURTHER RESOLVED, that the officers of the Company are hereby authorized to take all actions that such officer deems necessary or appropriate to carry out the foregoing resolutions.

[Signature pages follow]

This Consent may be executed in counterparts, each of which shall be an original, but all of which together shall constitute the same document. Delivery of an originally executed signature page or pages hereto, a counterpart signature page, or a photocopy thereof transmitted by telephone facsimile or similar electronic transmission, shall be as effective as delivery of a manually signed counterpart of this Consent.

Founder, Director, Chief Executive Officer
12/20/2019

EXHIBIT A

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GEOSHIP S.P.C.

Pursuant to RCW 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act (the "*Act*"), the following constitutes the Amended and Restated Articles of Incorporation (the "***Articles***") of Geoship S.P.C., a Washington social purpose corporation (the "***Corporation***").

ARTICLE 1 NAME

The name of this corporation is Geoship S.P.C.

ARTICLE 2 DURATION

This corporation is organized under the Washington Business Corporation Act as a social purpose corporation and shall have perpetual existence.

ARTICLE 3 PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

3.1 **To engage in any lawful business.**

3.2 **The general social purpose for which this corporation is organized is promoting the positive short-term or long-term effects, and minimizing the adverse short-term or long-term effects, of the corporation's activities upon the corporation's employees, suppliers, customers, and the local, state, national and world community, and the environment.**

3.3 **The specific social purpose of this corporation is to build affordable homes in regenerative communities that nurture the human spirit.**

3.4 **To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.**

3.5 **To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.**

3.6 **The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of this corporation.**

ARTICLE 4
CAPITAL STOCK

4.1 **Authorized Capital. The corporation shall have authority to issue Thirty Million (30,000,000) shares of stock in the aggregate. Such shares shall be divided into two classes as follows:**

(a) Twenty-Five Million (25,000,000) shares of common stock, $0.0001 par value per share.

(b) Five Million (5,000,000) shares of preferred stock, $0.0001 par value per share. The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend

the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

4.2 **Issuance of Certificates.** The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.3 **No Cumulative Voting.** Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.4 **No Preemptive Rights.** No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.5 **Quorum for Meeting of Shareholders.** A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.6 **Authorization to Act by Less Than Unanimous Written Consent of Shareholders.** In any matter requiring shareholder action, the shareholders may act without a meeting by less than unanimous approval of all shareholders entitled to vote on or approve the action, to the extent permitted by and in accordance with RCW 23B.07.040 (or any successor statute of the Act). No period of advance notice is required to be provided to nonconsenting shareholders prior to the effectiveness of the less than unanimous shareholder approval, except as may be required by the Act.

4.7 **Reduced Voting Requirements.** The provisions of this <u>Section 4.7</u> are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles or the Act provide otherwise) the approval of two-thirds of the votes in each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes in each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

4.8 **Contracts with Interested Shareholders.** Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.9 **Ratification by Shareholder Vote.** Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

ARTICLE 5
DIRECTORS

5.1 **Number of Directors.** Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

5.2 **Authority of Board of Directors to Amend Bylaws.** Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors.** Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents.** The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c) If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d) To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e) If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5 Limitation of Directors' Liability. To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

6.1 **Amendments to Articles of Incorporation. Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.**

6.2 **Correction of Clerical Errors. The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.**

Executed this 26th day of July, 2017.

By:
Morgan Bierschenk, Incorporator



Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

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GEOSHIP
Build The Future Of Home

Geoship

Invest In The Geodesic World

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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From: **Geoship** investors@geoship.is
Subject: TEST: Investment opportunities
Date: December 14, 2021 at 10:13 PM
To: Morgan Bierschenk morgan@geoship.is

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GEOSHIP
Build The Future Of Home

Invest In The Geodesic World

Dear Morgan

Thank you for your interest in joining the Geoship investor community.

The Geodesic World

Our north star is the beautiful geodesic world. It’s a moonshot to build the thriving world we know is possible. One that infinitely regenerates our ecological, biological, and social systems through home and village building.

Ceramic Molding Technology

The material science breakthrough in lithium ion batteries, enabled Tesla Motors to finally mass produce the electric car. In a similar way, a new family of ceramic materials finally enables mass production of the geodesic home. When Buckminster Fuller started building geodesic domes he called them wooden spaceships, and predicted it would be 50-100 years until the material science would be invented for geodesic dome manufacturing.

Around 1987, the legendary Crystal Chemist - Professor Rustum Roy - first defined Chemically Bonded Ceramics as a new family of materials. A 12 year R&D project at US National Labs developed the materials for commercialization, and the first book was published in 2004.

Unlike concrete, the new ceramic material acts like a super glue and forms molecular bonds with almost all natural materials. The water-activated ceramic material hardens in seconds *at room temperature* into an ultra high strength composite. These novel properties enable the mortar, frames, and panels of the geodesic to be all the same material, resulting in a monolithic geodesic dome. This is not possible with any of the other four material families (concrete, wood, metal, and plastic). Chemically Bonded Ceramics are a new 5th family of materials.

The raw ingredients can be reclaimed from waste stream sources and the ceramics can be recycled. The chemical composition is nearly identical to bone. Ceramic geodesic homes have the potential to be carbon-negative, highly disaster

homes have the potential to be carbon negative, highly disaster resilient, 100% non-toxic, and biologically resonant.

Multi-Stakeholder Cooperative

Through the Multi-Stakeholder Cooperative (MSC) model we lay the foundation for an evolutionary 21st century company. One that redefines what it means to operate as a cooperative in conscious relation to one another and the natural world.

Traditional corporations are owned and governed by investor, and sometimes, worker stakeholders. As an MSC, Geoship will be owned by Investors, Workers, Customers, and Earth Stewards. Governance will be supported by perpetual purpose-driven trust. This model 1) addresses the externalities of resource extraction 2) serves as a strategic advantage in sales 3) creates a barrier to entry for competitors 4) is a fundamental way we operate integrally with our purpose.

Our goal is to issue 30% to 50% of our shares to customer and earth stakeholders, while protecting investor interests and still generating the kind of returns that venture capitalists dream about.

Mapping Our Journey

Geoship is a company and our conscious life mission. We spent five years doing research and development from a farmhouse on an island. During this time we prototyped dome designs, developed the material science, and started testing potential markets. In 2020 we raised a seed round, and really began building. We are installing the first dome this summer, and starting pilot production in 2022. We purchased 108 acres of commercial land, and our plans have been pre-approved for a 60,000sf production plant.


Year
Phase
2020
Design Validation/
Pilot Manufacturing
IN PROGRESS
Pre-Production/
Safety Testing
2023
Process Optimization/
Manufacturing Start
Expanded
Manufacturing
2026
Growth
The Beautiful
Geodesic World

Investment Return

We raise equity and debt capital from public investors, through

a series of RegCF and RegA campaigns. At the beginning of our growth phase, we plan to make our shares tradable on a private market. This will be the first opportunity for investors to sell shares.

Next Steps

To learn more about our plan, read through our 2020 StartEngine campaign page. We are now gathering expressions of interest for our next public fundraise that will begin October 2021. If you'd like to start a conversation, please reply to this email and tell us about yourself.

In Service,

Morgan Bierschenk
Geoship Co-Founder/CEO

"Never forget that you are one of a kind. Never forget that if there weren't any need for you in all your uniqueness to be on this earth, you wouldn't be here in the first place. And never forget, no matter how overwhelming life's challenges and problems seem to be, that

one person can make a difference in the world. In fact, it is always because of one person that all the changes that matter in the world come about. So be that one person."
—BUCKY (CALL ME TRIMTAB)

Geoship S.P.C., 12394 Bitney Springs Road, Nevada City, CA
95959, United States

From: **Morgan Bierschenk** morgan@geoship.is
Subject: Fwd: FW: The World's First Ceramic Geodesic Space Frame
Date: December 20, 2021 at 1:04 PM
To: Gabe Beitcher gabe@startengine.com
Cc: Cait Boyle caitlin@startengine.com

MB

Hey Gabe - Here's an email and a FB post that went out last Thurs/Fri.

Geoship
Published by Geo Morgan · December 16 at 1:29 PM ·

You've been waiting for healthy and sustainable housing you can afford. Geoship is reshaping the homebuilding industry with bioceramic domes for a thriving world. Our plan? Prefabricate all-ceramic homes in automated microfactories and democratize the design/build process. We are currently testing the waters for our second public fundraise! Join us by signing up here: https://ttw.startengine.com/ttw/geoship



GEOSHIP.IS
Geoship SPC - Build the Future of Home
You've been waiting for architecture to evolve. ...
Learn more

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From: geoship.activehosted.com@s18.avl3.acemsrvc.com [mailto:geoship.activehosted.com@s18.avl3.acemsrvc.com] **On Behalf Of** Geoship
Sent: Thursday, December 16, 2021 9:47 PM

Subject: The World's First Ceramic Geodesic Space Frame

[External Email]

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GEOSHIP
Regenerative Architecture

Geoship is a moonshot to build the thriving geodesic world we know is possible — one that regenerates our ecosystems, health, and community relationships.

We recently installed the world's first ceramic geodesic space frame in the California Mountains!

The World's First Ceramic Geodesic Space Frame





The frame was the most challenging part of the structure. We were pleasantly surprised at how easy it was to assemble, and how strong it was even before completion. **The casting is complete for the entire exterior skin and it will be added soon!**


16" Dome Frame
October 2021

Let's Build the Future of Home

We are combining the most efficient structure known to man, with a breakthrough in ceramic material science. **Ceramic dome technology makes it possible for a home to be 100% non-toxic, zero carbon, designed for a 500 year lifespan,** fire resistant, earthquake resistant, hurricane resistant, flood resistant, and endlessly customizable. **The lifecycle carbon emissions of ceramic domes are dramatically lower** than conventional homes (ie

carbon emissions of ceramic domes are dramatically lower than conventional homes (ie boxes made with wood, metal, concrete, and petrochemicals).


Lifecycle Carbon Emissions
Operational Energy
Recurrent Embodied Energy
Initial Embodied Energy
1,200
800
400
0
Tons of Carbon over 50 years
*Based on 2,200sf on-grid dwellings.
Standard House
Energy Efficient House
Passive House
Bioceramic Dome

We're Planning to Launch Soon on StartEngine!

If you want to **support our mission to reshape a critical industry and a multi-trillion dollar market**, then be the first to know about investing in Geoship by signing up below!

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"We are called to be architects of the future, not its victims."

- Buckminster Fuller